                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration No. 333-49529


         Prospectus Supplement to Prospectus dated November 22, 2000.

                               27,878,427 Shares

                               [Archstone Logo]
                     Common Shares of Beneficial Interest

                                ---------------

    All of the common shares in the offering are being sold by the selling shareholder identified in this prospectus. We will not receive any of the proceeds from the sale of the shares. Of the 27,878,427 shares being offered by this prospectus, 25,613,600 shares are being offered by the underwriters named in this prospectus. In addition, we are concurrently purchasing 2,264,827 shares directly from the selling shareholder at the same net price at which the selling shareholder is selling shares to the underwriters. The underwriters will receive no underwriting compensation for the 2,264,827 shares sold to us.

    The common shares are listed on the New York Stock Exchange under the symbol "ASN". The last reported sale price of the common shares on February 22, 2001 was $23.30 per share.

    See "Risk Factors" beginning on page S-5 to read about factors you should consider before buying the common shares.

                                ---------------

    Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                ---------------

                                                          Per Share    Total
                                                          --------- ------------
Initial price to public..................................  $23.30   $596,796,880
Underwriting discount....................................  $ 1.22   $ 31,331,836
Proceeds, before expenses, to the selling shareholder....  $22.08   $565,465,044

    To the extent that the underwriters sell more than 25,613,600 common shares, the underwriters have the option to purchase up to an additional 3,842,040 common shares from the selling shareholder at the initial price to public less the underwriting discount.

                                ---------------

    The underwriters expect to deliver the common shares against payment in New York, New York on February 28, 2001.

  Sole Bookrunner and Joint                         Joint Lead Manager
         Lead Manager

Goldman, Sachs & Co.                                 Credit Suisse First Boston
                Legg Mason Wood Walker
                           Incorporated
                                Merrill Lynch & Co.
                                                Salomon Smith Barney

                                ---------------

                Prospectus Supplement dated February 22, 2001.

                                    SUMMARY

    Archstone Communities Trust is a leading real estate operating company that was formed in 1963. It is organized as a real estate investment trust, or "REIT," and is focused on the operation, development, redevelopment, acquisition and long-term ownership of apartment communities in markets and sub-markets with high barriers to entry throughout the United States. As of December 31, 2000, our portfolio comprised 229 communities representing 70,685 units, including 8,176 units in our development pipeline, in markets that represent 31 of the nation's 50 largest metropolitan markets. The average age of our properties is currently 8 years, down from an average of 9 years in 1995 (despite the fact that 6 years have since passed). We currently employ approximately 2,000 employees located in 26 offices across the United States.

    Our principal focus is to maximize shareholder value by:

  . Owning apartment communities in protected markets with limited land for new apartment construction, strong employment growth and expensive single-family homes;

  . Generating long-term sustainable growth in cash flow from operations;

  . Creating significant incremental value through the development of new apartment communities;

  . Disposing of assets that no longer meet our investment objectives in an effort to maximize long-term value creation, and redeploying that capital into investments in protected markets; and

  . Leveraging technology and innovation to strengthen our brand position and reputation for operational leadership.

    The following map shows the locations of (1) our core markets, (2) other markets in which we operate and (3) markets where we have already exited as of December 31, 2000:

                   [MAP OF UNITED STATES SHOWING MARKETS.]

    As of December 31, 2000, investments in our largest markets (including operating communities and communities under construction and in planning) were as follows:

                                               Total Expected
                                                Investment at
                                              December 31, 2000  Percentage of
      Market                                    (in millions)   Total Portfolio
      ------                                  ----------------- ---------------
      Southern California....................     $1,086.4           18.5%
      San Francisco Bay Area.................        680.3           11.6
      Greater Washington, D.C. Metropolitan
       Area..................................        492.7            8.4
      Seattle................................        321.4            5.5
      Atlanta................................        318.2            5.4
      Denver.................................        305.1            5.2
      Boston.................................        273.9            4.7
      Southeast Florida......................        260.1            4.4

                                 Recent Events

    The following information for the year ended December 31, 2000 has been derived from our preliminary unaudited results of operations.

2000 Results of Operations

    The following table shows certain selected financial information for the years and quarters ended December 31, 2000 and 1999:

                                                     Year Ended   Quarter Ended
                                                    December 31,  December 31,
                                                    ------------- -------------
                                                     2000   1999   2000   1999
                                                    ------ ------ ------ ------
                                                           (in millions)
   Revenues (funds from operations)................ $725.8 $667.1 $174.6 $173.5

   Funds from operations attributable to common
    shares--Diluted (1) ........................... $303.9 $285.7 $ 70.1 $ 73.9
   Weighted average common shares outstanding--
    Diluted (funds from operations)................  137.7  146.1  128.3  144.9

   Net earnings attributable to common shares--
    Diluted........................................ $244.6 $204.5 $ 36.9 $ 51.0
   Weighted average common shares outstanding--
    Diluted (earnings).............................  137.7  139.8  122.9  139.3

--------
(1) Funds from operations should not be considered as an alternative to net earnings or any other generally accepted accounting principles measurement of performance or as an alternative to cash flow from operations, investing or financing activities as a measure of liquidity. The funds from operations measure presented by us, while consistent with the National Association of Real Estate Investment Trusts' definition, will not be comparable to similarly titled measures of other REITs that do not compute funds from operations in a manner consistent with us. Funds from operations is not intended to represent cash available for distribution to shareholders.

Accomplishments in 2000

  Operations and Investments

     1. Same-Store Growth: Our 2000 revenue for same-store communities that were fully operating on January 1, 1999 increased 6.7% over 1999. Our California markets--where approximately $1.8 billion, or 30%, of our capital is invested--produced same-store revenue growth in excess of 10.6%. The greater Washington, D.C. metropolitan area-- where $492.7 million, or 8.4%, of our capital is invested--produced same-store revenue growth of 12.9%.

            Net operating income increased 7.7% for same-store communities that were fully operating on January 1, 1999.

            2000 marks our fourth consecutive year of accelerating same-store revenue and net operating income growth:

                                                Same-Store
                                  Same-Store   Net Operating
           Year                 Revenue Growth Income Growth
           ----                 -------------- -------------
           1997................      2.7%           2.5%
           1998................      3.6            5.6
           1999................      3.6            6.2
           2000................      6.7            7.7

     2. Communities Under Construction: As of December 31, 2000, we had $475.2 million of development communities under construction in some of the nation's most desirable markets, including the greater New York City metropolitan area, the San Francisco Bay area, San Diego and the greater Washington, D.C. metropolitan area.

     3. Stabilized Development Communities: In 2000, 22 development communities achieved stabilization in markets that include Boston, the greater Washington, D.C. metropolitan area, San Diego, Denver and Seattle, representing a total expected investment of $648.3 million and adding a total of 7,094 units to our operating portfolio. These communities exceeded budgeted lease-up absorption levels by an average of 15.7% at rental rates 7.4% ahead of budget.

     4. Strengthened Presence in Core Markets: During 2000, we dramatically strengthened our overall presence in our core markets. For example, in the greater Northeast, we have approximately $476.5 million of investments, representing 11 communities, totaling 2,893 units, either operating, under construction or in planning at year-end 2000.

     5. Disposition of Assets in Non-Core Secondary Markets: In 2000, we completed the disposition of $793.2 million of communities in non-core secondary markets. Proceeds were redeployed into acquisitions and development communities in our core markets, and were also used to repurchase our common shares.

  Financial

     1. Opportunistic Share Repurchases: Including 17.5 million common shares repurchased directly from Security Capital Group Incorporated in July 2000, we have repurchased a total of 23.6 million common shares, representing 17% of our outstanding common shares, at an average price of $21.39 per share since February 1999. The 17.5 million common share repurchase transaction, together with other sales of our common shares by Security Capital, reduced its ownership position in Archstone to 25.8% of our outstanding common shares (24.6% on a fully diluted basis) at December 31, 2000.

     2. New Revolving Line of Credit: In December 2000, we closed a $580 million unsecured revolving line of credit, replacing our previous line which was scheduled to mature in 2001. We retained our attractive pricing level of 65 basis points over the London Inter-Bank Offered Rate on the new line.

            The three-year facility, which was oversubscribed by a syndicate of 16 banks, matures in December 2003, and includes an option in our favor for a one-year extension.

     3. Increased Dividends: During 2000, we paid dividends of $1.54 per common share, a 4.1% increase over common share dividends paid in 1999. The dividend paid in the fourth quarter of 2000 marks our 100th consecutive quarter of common share dividend payments. We also announced our anticipated 2001 dividend level of $1.64 per share, a 6.5% increase over the 2000 level. Including this announced increase, our annual dividend per share has increased by a total of 156% since 1991.

  Strategic Operating Initiatives

     1. Lease Rent OptimizerTM System: In conjunction with Manugistics Group, Inc. (NASDAQ: MANU), which recently acquired Talus Solutions, Inc., a global leader in pricing and revenue management products and services, we developed Lease Rent OptimizerTM, the first revenue management tool created for the apartment industry. Lease Rent OptimizerTM, which is currently being piloted at communities in Denver, Atlanta and Austin, enables us to more precisely forecast and analyze market demand and availability in order to optimize pricing for our apartments, thereby maximizing revenues. Lease Rent OptimizerTM is expected to be rolled out portfolio-wide by the end of 2001.

     2. Online Lease System: We are developing Online Lease, an Internet-based application that allows prospective residents to view an apartment, check real-time pricing and availability, obtain credit approval, submit a deposit and complete a lease transaction, all online. Online Lease is currently in testing at communities in Denver, with full portfolio-wide implementation expected by the end of 2001. Online Lease will interface with Lease Rent OptimizerTM to ensure that optimal pricing is achieved on each lease executed.

                                  The Offering

    All of the common shares offered by this prospectus supplement are being offered by Security Capital. We will not receive any proceeds from the sale of the common shares. Of the 27,878,427 shares being offered by this prospectus supplement, 25,613,600 shares are being offered by the underwriters named in this prospectus supplement. In addition, we are concurrently purchasing 2,264,827 shares directly from Security Capital at the same net price at which Security Capital is selling shares to the underwriters. The underwriters will receive no underwriting compensation for the 2,264,827 shares sold to us. We will borrow the $50 million purchase price for the shares we are purchasing from Security Capital under our revolving line of credit, which will be repaid principally with the proceeds from the disposition of apartment communities. After completing the sale of all of the common shares offered by this prospectus supplement, Security Capital will own 3,842,787 common shares, which will represent approximately 3.2% of our outstanding common shares (3.0% on a fully diluted basis). If the underwriters' over-allotment option is exercised in full, Security Capital will own approximately 700 common shares. Upon completion of the offering, Security Capital will cause its two nominees on our board of trustees to resign.

                                  RISK FACTORS

    The following factors could affect our future financial performance and should be considered, together with the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, in connection with any decision to make an investment in our common shares.

We depend on our key personnel

    Our success depends on our ability to attract and retain the services of executive officers, senior officers and company managers. There is substantial competition for qualified personnel in the real estate industry and the loss of several of our key personnel could have an adverse effect on us.

Debt financing could adversely affect our performance

    We are subject to risks associated with debt financing and preferred equity. These risks include the risks that we will not have sufficient cash flow from operations to meet required payments of principal and interest or to pay distributions on our securities at expected rates, that we will be unable to refinance current or future indebtedness, that the terms of any refinancing will not be as favorable as the terms of existing indebtedness, and that we will be unable to make necessary investments in new business initiatives due to lack of available funds. Increases in interest rates could increase interest expense, which would adversely affect net earnings and cash available for payment of obligations. If we are unable to make required payments on indebtedness that is secured by a mortgage on our property, the asset may be transferred to the mortgagee with a consequent loss of income and value to us.

    Additionally, our debt agreements contain customary covenants which, among other things, restrict our ability to incur additional indebtedness and, in certain instances, restrict our ability to engage in material asset sales, mergers, consolidations and acquisitions. These debt agreements also require us to maintain various financial ratios. Failure to comply with these covenants could result in a requirement to repay the indebtedness prior to its maturity, which could have an adverse effect on our operations and ability to make distributions to shareholders.

    Some of our debt instruments bear interest at variable rates. Increases in interest rates would increase our interest expense under these instruments and would increase the cost of refinancing these instruments and issuing new debt. As a result, higher interest rates would adversely affect cash flow and our ability to service our indebtedness.

    As of December 31, 2000, we had $2.47 billion in total debt outstanding, of which $875.8 million was secured by real estate assets and $495.8 million was subject to variable interest rates.

We may not have access to equity capital

    Since mid-1998 and continuing into 2001, the real estate industry has experienced a reduced supply of favorably-priced public equity capital, which has generally decreased the level of new investment activity by publicly-traded real estate companies. A prolonged period in which real estate operating companies cannot effectively access the public equity markets may result in heavier reliance on alternative financing sources to undertake new investment activities.

We are subject to risks inherent in ownership of real estate

    Real estate cash flows and values are affected by a number of factors, including changes in the general economic climate, local, regional or national conditions (such as an oversupply of communities or a reduction in rental demand in a specific area), the quality and philosophy of management, competition from other available properties and the ability to provide adequate property maintenance and insurance and to control operating costs. Real estate cash flows and values are also affected by such factors as government regulations, including zoning, usage and tax laws, interest rate levels, the availability of financing, property tax rates, utility expenses, potential liability under environmental and other laws, and changes in environmental and other laws. Although we seek to minimize these risks through our market research and property management capabilities, they cannot be totally eliminated.

We are subject to risks inherent in real estate development

    We have developed or commenced development on a substantial number of apartment communities and expect to develop additional apartment communities in the future. Real estate development involves risks in addition to those involved in the ownership and operation of established communities, including the risks that financing, if needed, may not be available on favorable terms, construction may not be completed on schedule, contractors may default, estimates of the costs of developing apartment communities may prove to be inaccurate and communities may not be leased or rented on profitable terms or in the time frame anticipated. Timely construction may be affected by local weather conditions, local or national strikes and local or national shortages in materials, building supplies or energy and fuel for equipment. These risks may cause the development project to fail to perform as expected.

Real estate investments are relatively illiquid and we may not be able to sell properties when appropriate

    Equity real estate investments are relatively illiquid, which may tend to limit our ability to react promptly to changes in economic or other market conditions. Our ability to dispose of assets in the future will depend on prevailing economic and market conditions.

We may suffer losses on our technology investments

    We have several investments in technology-related companies, including investments in BroadbandNOW!, SafeRent, Inc. and Manugistics Group, Inc. (NASDAQ: MANU), which represented an aggregate investment of $13 million at December 31, 2000. The largest single investment is $7 million in BroadbandNOW!. The broader technology sector, including the sectors in which our investees operate, is currently suffering from a decreased supply of capital and depressed market valuation. The inability of these companies to raise capital at a satisfactory price in the near term could impair their ability to fund immediate obligations, including working capital requirements, and could result in the failure of those companies. In the event that our investments in technology companies are deemed to be partially or fully impaired, the resulting write-down of our investment would have a negative impact on our net earnings and could adversely affect the price of our common shares.

We are subject to the Americans with Disabilities Act

    Our communities must comply with Title III of the Americans with Disabilities Act to the extent that such communities are or contain "public accommodations" and/or "commercial facilities" as defined by the Act. The Act does not consider apartment communities to be public accommodations or commercial facilities, except for portions of such facilities which are open to the public, such as the leasing office. Noncompliance could result in imposition of fines or an award of damages to private litigants. We believe our communities comply with all present requirements under the Act and applicable state laws.

Compliance with environmental regulations may be costly

    We must comply with certain environmental and health and safety laws and regulations related to the ownership, operation, development and acquisition of apartments. Under those laws and regulations, we may be liable for, among other things, the costs of removal or remediation of certain hazardous substances, including asbestos-related liability. Those laws and regulations often impose liability without regard to fault.

    As part of our due diligence procedures, we have conducted Phase I environmental assessments on each of our communities prior to acquisition; however, we cannot give any assurance that those assessments have revealed all potential liabilities. We are not aware of any environmental condition on any of our real estate investments which is likely to have a material adverse effect on our financial position or results of operations; however, we cannot give any assurance that any such condition does not exist or may not arise in the future.

Changes in laws may result in increased cost

    We may not be able to pass on increased costs resulting from increases in real estate taxes, income taxes or other governmental requirements directly to our residents. Substantial increases in rents, as a result of those increased costs, may affect the ability of a resident to pay rent, causing increased vacancy. Changes in laws increasing potential liability for environmental conditions or increasing the restrictions on discharges or other environmental conditions may result in significant unanticipated expenditures.

Our failure to qualify as a REIT would have adverse consequences to our shareholders

    We believe that we have qualified for taxation as a real estate investment trust under the Internal Revenue Code and plan to continue to meet the requirements for taxation as a real estate investment trust. We cannot, however, guarantee that we have qualified or will continue to qualify in the future as a real estate investment trust. We cannot give any assurance that new legislation, regulations, administrative interpretations or court decisions will not significantly change the requirements relating to our qualification. If we fail to qualify as a real estate investment trust, we would be subject to federal income tax at regular corporate rates. Also, unless the Internal Revenue Service granted us relief, we would remain disqualified as a real estate investment trust for four years following the year in which we failed to qualify. In the event that we failed to qualify as a real estate investment trust, we would be required to pay significant income taxes and would have less money available for our operations and distributions to shareholders. This would likely have a significant adverse effect on the value of our securities.

    In order to maintain our qualification as a real estate investment trust under the Internal Revenue Code, our Declaration of Trust limits the ownership of our shares to 9.8% by any person or group of related persons. These restrictions do not apply to shares owned or that may be acquired by Security Capital so long as Security Capital owns 49% or less of our common shares.

We are subject to losses that may not be covered by insurance

    There are certain types of losses (such as from war) which may be uninsurable or not economically insurable. Additionally, many of our communities in California are located in the general vicinity of active earthquake fault lines. Although we maintain insurance to cover most reasonably likely risks, including earthquakes, if an uninsured loss or a loss in excess of insured limits occurs, we could lose both our invested capital in, and anticipated profits from, one or more communities. We would also be required to continue to repay mortgage indebtedness or other obligations related to such communities. Any such loss could materially adversely affect our business, financial condition and results of operations.

We have a concentration of investments in certain markets

    As shown in the chart under "Geographic Distribution", approximately 18.5% of our apartment communities which are operating, under construction or in planning were in Southern California as of December 31, 2000. Southern California is the geographic area comprised of the Los Angeles, Inland Empire, Orange County, San Diego and Ventura County markets. Additionally, approximately 11.6% of our apartment communities which are operating, under construction or in planning were in the San Francisco Bay area of California. We are, therefore, subject to increased exposure (positive or negative) to economic and other competitive factors specific to our core markets within these geographic areas.

Our business is subject to extensive competition

    There are numerous commercial developers, real estate companies and other owners of real estate that we compete with in seeking land for development, apartment communities for acquisition and disposition, and residents for apartment communities. All of our apartment communities are located in developed areas that include other apartment communities. The number of competitive apartment communities in a particular area could have a material adverse effect on our ability to lease units and on the rents charged. In addition, single-family homes and other residential properties provide housing alternatives to residents and potential residents of our apartment communities.

                                  THE COMPANY

    Archstone Communities Trust is a leading real estate operating company that was formed in 1963. It is organized as a real estate investment trust, or "REIT," and is focused on the operation, development, redevelopment, acquisition and long-term ownership of apartment communities in markets and sub-markets with high barriers to entry throughout the United States. As of December 31, 2000, our portfolio comprised 229 communities representing 70,685 units, including 8,176 units in our development pipeline, in markets that represent 31 of the nation's 50 largest metropolitan markets. The average age of our properties is currently 8 years, down from an average of 9 years in 1995 (despite the fact that 6 years have since passed). We currently employ approximately 2,000 employees located in 26 offices across the United States.

    Our principal focus is to maximize shareholder value by:

  . Owning apartment communities in protected markets with limited land for new apartment construction, strong employment growth and expensive single-family homes;

  . Generating long-term sustainable growth in cash flow from operations;

  . Creating significant incremental value through the development of new apartment communities;

  . Disposing of assets that no longer meet our investment objectives in an effort to maximize long-term value creation, and redeploying that capital into investments in protected markets; and

  . Leveraging technology and innovation to strengthen our brand position and reputation for operational leadership.

    Our investment in our largest markets, including operating communities and communities under construction and in planning, as of December 31, 2000 are set forth below, along with same-store revenue growth in 2000.

                                  Total Expected
                                   Investment at   Percentage of      2000
                                 December 31, 2000     Total       Same-Store
Market                             (in millions)     Portfolio   Revenue Growth
------                           ----------------- ------------- --------------
Southern California.............     $1,086.4          18.5%           8.0%
San Francisco Bay Area..........        680.3          11.6           15.6
Greater Washington, D.C.
 Metropolitan Area..............        492.7           8.4           12.9
Seattle.........................        321.4           5.5            6.3
Atlanta.........................        318.2           5.4            6.7
Denver..........................        305.1           5.2            7.0
Boston..........................        273.9           4.7            n/a(1)
Southeast Florida...............        260.1           4.4            5.4

--------
(1) There were no same-store fully operating communities in Boston at January 1, 1999.

                            GEOGRAPHIC DISTRIBUTION

    Our apartment communities are located in markets that include 31 of the nation's 50 largest metropolitan markets. The following table summarizes the geographic distribution of our apartment communities which are operating, under construction or in planning based on our total expected investment, including planned capital expenditures.

                                                             December 31,
                                                         ----------------------
                                                          2000    1999    1998
                                                         ------  ------  ------
      Central Region
        Austin, Texas...................................   1.83%   2.55%   2.19%
        Chicago, Illinois...............................   1.80    1.50     --
        Dallas, Texas...................................   1.66    1.70    1.94
        Denver, Colorado................................   5.18    3.67    2.96
        Houston, Texas..................................   2.13    2.50    2.71
        Minneapolis, Minnesota..........................   0.96    0.96    0.23
        San Antonio, Texas..............................   1.35    2.25    2.25
        Other...........................................    --     0.16    1.41
                                                         ------  ------  ------
          Central Region Total..........................  14.91%  15.29%  13.69%
                                                         ------  ------  ------
      East Region
        Atlanta, Georgia................................   5.41%   7.27%   8.34%
        Boston Massachusetts............................   4.65    1.88    0.35
        Charlotte, North Carolina.......................   2.02    2.89    3.86
        Greater New York City Metropolitan Area.........   3.44    1.34    0.46
        Nashville, Tennessee............................   1.08    1.54    1.75
        Orlando, Florida................................   1.14    1.12    1.31
        Raleigh, North Carolina.........................   4.01    4.20    5.21
        Richmond, Virginia..............................   1.17    2.28    2.69
        Southeast Florida...............................   4.42    5.12    5.23
        Greater Washington, D.C. Metropolitan Area......   8.37    7.02    5.41
        West Coast Florida..............................   1.45    1.72    1.85
        Other...........................................   0.42    1.78    3.12
                                                         ------  ------  ------
          East Region Total.............................  37.58%  38.16%  39.58%
                                                         ------  ------  ------
      West Region
        Albuquerque, New Mexico.........................   1.80%   2.05%   2.31%
        Las Vegas, Nevada...............................   1.19    1.47    1.43
        Phoenix, Arizona................................   3.93    5.60    5.84
        Portland, Oregon................................   1.74    1.72    2.10
        Salt Lake City, Utah............................   2.48    3.03    3.84
        San Francisco Bay Area, California..............  11.56    9.49    9.76
        Seattle, Washington.............................   5.46    5.80    6.44
        Southern California.............................  18.46   16.20   13.84
        Other...........................................   0.89    1.19    1.17
                                                         ------  ------  ------
          West Region Total.............................  47.51%  46.55%  46.73%
                                                         ------  ------  ------
            Total All Markets........................... 100.00% 100.00% 100.00%
                                                         ======  ======  ======

                              INVESTMENT STRATEGY

General

    We use our extensive research to identify investment opportunities we believe will produce total returns in excess of our long-term cost of capital. We believe our long-term cost of equity capital is 13%-14%, which, when combined with current long-term debt rates, gives us a weighted average long-term cost of capital of approximately 10.5%-11%. We only make an investment when the anticipated total return, which includes the initial expected yield plus expected long-term value creation through continued growth in net operating income, is projected to exceed our long-term cost of capital.

    To maximize the return on our invested capital, we utilize a sophisticated capital allocation strategy. Examples of this include redeploying disposition proceeds into investments in our core markets and the repurchase of our common shares. We believe that by executing this sophisticated capital allocation strategy and intelligently managing our capital with a focus on long-term growth rather than short-term accretion, we will solidify our position as a company with long-term investments concentrated in markets and sub-markets with strong economic fundamentals and significant supply constraints.

Core Markets

    We focus our investment activities on markets characterized by:

  . high barriers to entry against new supply;

  . attractive long-term economic fundamentals; and

  . expensive single-family housing.

    Barriers to entry exist in areas where there is a very limited amount of land zoned for apartment development, and where local municipalities are reluctant to zone additional land for apartment communities. Examples of high-barrier markets include the greater Washington, D.C. metropolitan area, Los Angeles, San Diego, the San Francisco Bay area, Seattle, Chicago, Boston, and the greater New York City metropolitan area--all markets where we continue to establish a long-term strategic presence. We believe that the consistent growth in demand and limited competition typical of our core markets maximizes our ability to produce sustainable long-term cash flow growth.

Same Store Growth

    Our 2000 revenue for same-store communities that were fully operating on January 1, 1999 increased 6.7% over 1999. Our California markets--where approximately $1.8 billion, or 30%, of our capital is invested--produced same-store revenue growth in excess of 10.6%. The greater Washington, D.C. metropolitan area--where $492.7 million, or 8.4%, of our capital is invested-- produced same-store revenue growth of 12.9%.

    Net operating income increased 7.7% for same-store communities that were fully operating on January 1, 1999.

    2000 marks our fourth consecutive year of accelerating same-store revenue and net operating income growth:

                                                                   Same-Store
                                                     Same-Store   Net Operating
      Year                                         Revenue Growth Income Growth
      ----                                         -------------- -------------
      1997........................................      2.7%           2.5%
      1998........................................      3.6            5.6
      1999........................................      3.6            6.2
      2000........................................      6.7            7.7

Internal Capabilities

    Our disciplined investment strategy is executed through four internal capabilities:
  . development;
  . dispositions and capital redeployment;
  . acquisitions; and
  . redevelopment.

  Development
    We place considerable emphasis on the value created through the development of new apartment communities. We have $475.2 million of development communities under construction, with 62.8%, or $298.5 million, of this amount already funded at December 31, 2000. In 2000, we completed $550.5 million of new development communities, representing 5,422 units in markets that include the greater Washington D.C. metropolitan area, Boston, San Diego and the San Francisco Bay area.

    Also in 2000, 22 development communities achieved stabilization in markets that include Boston, the greater Washington, D.C. metropolitan area, San Diego, Denver and Seattle, representing a total expected investment of $648.3 million and adding a total of 7,094 units to our operating portfolio. These communities exceeded budgeted lease-up absorption levels by an average of 15.7% at rental rates 7.4% ahead of budget.

    We have significant experience developing apartment communities as shown in the following chart which illustrates the volume of developments we have completed and stabilized by year:

                              [BAR CHART]

Significant development expertise

Pre-1993    1993    1994    1995    1996    1997    1998    1999    2000
--------    ----    ----    ----    ----    ----    ----    ----    ----
  $41        $18    $102     $74    $229    $246    $375    $432    $648

    We believe that our locally-based development infrastructure creates a significant competitive advantage for identifying and completing very attractive investment opportunities in our core markets. As such, we expect our development capability to continue to be a key contributor to growth and to create significant value as communities are completed and stabilized at attractive yields during the next several years.

  Dispositions and Capital Redeployment

    We continue to pursue favorable opportunities to dispose of assets that no longer meet our long-term investment criteria, and redeploy the proceeds into new investments with more attractive long-term growth prospects. We have disposed of more than $2.4 billion of assets since the inception of our capital redeployment program in January 1996, generating aggregate gains of $309.8 million and producing an average annual unleveraged rate of return during the holding period of approximately 13%.

    During 2000, we disposed of $793.2 million of communities in non-core secondary markets, and completely exited Birmingham, El Paso, Tucson and Jacksonville. Since 1996, we have exited a total of 14 non-core secondary markets and significantly reduced our presence in markets with limited barriers to entry, including Atlanta, Las Vegas, San Antonio, Dallas, Houston and Phoenix.

                       [Bar Chart]

Concentrating our capital in protected markets(1)

In millions

Markets                 12/30/95     6/30/98     12/31/00
---------------------------------------------------------
Southern California       $ 44                    $1,086

Bay Area                  $ 39                    $  680

Washington, D.C.                     $160         $  493

Northeast/Midwest                    $  0 (1)     $  583

Atlanta                              $444         $  318

Texas                     $786                    $  410

Arizona                   $477                    $  231
---------------------------------------------------------
(1) Represents our total expected investment, including operating communities, communities under construction or in planning.
(2) Represents fourth quarter 2000 same-store revenue growth.

    Disposition proceeds were redeployed into investments in high-growth, supply-constrained metropolitan markets with strong economies--including the San Francisco Bay area, Southern California, the greater Washington, D.C. metropolitan area, and the greater Northeast--allowing us to further concentrate our portfolio in our core markets. For example, during 2000 we dramatically strengthened our overall presence in our Northeast core markets, where in aggregate we have approximately $476.5 million of investments, representing 11 communities, totaling 2,893 units, either operating, under construction or in planning at year-end 2000.

    From January 1, 1998 through December 31, 2000, our aggregate gross proceeds from dispositions have exceeded our total expected investment on acquisitions by $720.6 million.

  Acquisitions

    We have completed more than $3.1 billion in acquisitions since 1992. In 2000, we acquired $360.5 million of operating communities, representing a total of 2,640 units which were funded principally with disposition proceeds through tax-deferred exchanges. We focus our acquisition activity on assets in highly desirable residential locations with minimal competition and strong, long-term growth prospects. Our locally-based acquisition infrastructure often allows us to identify attractive opportunities before they are made available to the general market.

  Redevelopment

    Our redevelopment strategy is to reposition well-located assets through the intelligent deployment of capital into renovations including upgrades to interiors, exteriors, leasing offices, landscaping and amenities. In addition, we have invested in revenue-enhancing capital expenditures such as building garages/carports and additional storage facilities, and also expense-reducing expenditures such as water sub-metering systems and xeriscaping.

                          CUSTOMER-FOCUSED OPERATIONS

    We are dedicated to maximizing our communities' performance by providing our customers with a high-quality lifestyle and a unique service offering backed by unconditional guarantees in a consistent manner across our national portfolio. We actively pursue the ongoing development of innovative ideas, best practices from other industries, and programs and services designed to enhance the customer experience. Building relationships between us and our customers is the foundation of the Archstone brand, which we believe improves our potential for long-term cash-flow growth.

    In 2000, we led the industry by launching several new web-enabled programs that significantly improve our customer relationships and operating efficiencies:

  . We are the first in the apartment industry to implement sophisticated revenue management tools to optimize pricing and maximize revenues. In conjunction with Manugistics Group, Inc., a global leader in pricing and revenue management products and services, we developed Lease Rent Optimizer(TM), a revenue management software program that will enable us to more accurately analyze and forecast customer demand. This in turn will allow us to optimize pricing for our apartments in order to maximize revenues. Lease Rent Optimizer(TM) is expected to be rolled out across our portfolio by year-end 2001.

  . We are developing Online Lease--another industry first. Through this web-enabled product, prospective residents will be able to search for an apartment, review real-time pricing and availability, obtain credit approval, submit a deposit and complete a lease transaction, all online. Online Lease will effectively reduce the leasing process to 15 minutes, improving the efficiency and service level of our product offering.

  . We were the first company in the apartment industry to launch SafeRentSM
    Applicant Screening, an Internet-based credit scoring model that approves customer applications in less than 30 seconds--a dramatic improvement compared to the industry standard of 24 to 48 hours, which improved customer satisfaction. In 2000, we achieved $500,000 in estimated annual savings and substantially improved the accuracy and efficiency of our resident screening practices by using this technology.

  . We launched three web-enabled accounting products--ArchPay, ArchPlan and ArchCard--which significantly reduce paper flow and enhance internal cost control. ArchPay is a web-enabled accounts payable system that automates vendor payment and provides properties across our national portfolio with immediate access to cost and budget detail.

    ArchPay is expected to produce annual savings of $500,000. ArchPlan is our web-enabled budgeting and forecasting tool that allows application of global assumptions, automated consolidation, and mass-change capabilities to facilitate financial communication and review. ArchCard is a web-enabled purchase card (P-Card) reporting system that lowers accounts payable processing costs, while reducing paper flow and labor expense.

    Our Seal of ServiceSM guarantees emulate successful customer service programs from industries with prominent brands to create customer loyalty and trust, while establishing the service benchmark for the apartment industry. This program features five unconditional service guarantees, which have contributed positively to our customer-focused operations. For example, through the Archstone Relocation Guarantee, we transferred approximately 2,600 residents to other Archstone communities throughout the country in 2000-- representing a 13% increase over 1999 and allowing us to retain an estimated $23.5 million in rental revenues.

    We continue to be an industry leader in generating net operating income from our apartment communities through utility reimbursements, telecommunications and other customer services. Utility reimbursements were $177 per unit in 2000, an increase of 33% over 1999, and telecommunications and cable revenues were $48 per unit in 2000, a 34% increase over 1999.

                           CONSERVATIVE BALANCE SHEET

    We are committed to preserving our strong balance sheet in order to enhance financial flexibility. We have investment-grade debt ratings from Standard & Poor's (BBB+), Moody's Investors Service (Baa1) and Fitch, Inc. (A-), which are indicative of our solid financial position. It should be noted that a rating on debt securities is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

    One of our primary financial objectives is to structure our balance sheet in order to have access to capital when others in the industry do not have such access. We believe that our careful balance sheet management will allow us to take advantage of compelling investment opportunities that are more likely to emerge in a capital-constrained environment.

    During 2000, we financed our investment activity primarily through internally-generated cash flow from operations and asset dispositions. We are focused on ensuring that we do not face liquidity issues in any given quarter or year. In December 2000, we closed a $580 million unsecured revolving line of credit, replacing our previous line which was scheduled to mature in 2001. We retained our attractive pricing level of 65 basis points over the London Inter-Bank Offered Rate on the new line. The three-year facility, which was oversubscribed by a syndicate of 16 banks, matures in December 2003 and includes an option in our favor for a one-year extension. In addition, we have a $100 million short-term unsecured borrowing agreement that enhances cash management flexibility. As of December 31, 2000, we had a total of $486.3 million of undrawn capacity on our short-term credit facilities.

    Our long-term debt is structured to create a relatively level principal maturity schedule, without significant repayment obligations in any year. We will have only $80.9 million of long-term debt maturing in 2001 and $104.2 million maturing in 2002. In addition, we have $3.4 billion of unencumbered assets and a significant equity base, with a total equity market capitalization of $3.6 billion as of December 31, 2000.

    Our unaudited balance sheet as of December 31, 2000, which was derived from our preliminary results, is as follows (in thousands):

                                                                   December 31,
                                                                       2000
                              ASSETS                               (unaudited)
                              ------                               ------------
Real estate.......................................................  $5,058,910
Less accumulated depreciation.....................................     375,672
                                                                    ----------
                                                                     4,683,238
Investments in and advances to unconsolidated entities............     229,012
Mortgage notes receivable, net....................................         124
                                                                    ----------
  Net investments.................................................   4,912,374
Cash and cash equivalents.........................................       9,077
Restricted cash in tax-deferred exchange escrow...................       3,274
Other assets......................................................      94,972
                                                                    ----------
    Total assets..................................................  $5,019,697
                                                                    ==========
               LIABILITIES AND SHAREHOLDERS' EQUITY
               ------------------------------------
Liabilities:
  Unsecured credit facilities.....................................  $  193,719
  Long-term unsecured debt........................................   1,401,262
  Mortgages payable...............................................     875,804
  Dividends payable...............................................      50,330
  Payables, accrued expenses and other liabilities................     153,639
                                                                    ----------
    Total liabilities.............................................   2,674,754
                                                                    ----------
Minority interest:
  Perpetual preferred units.......................................      73,187
  Convertible operating partnership units.........................      20,150
                                                                    ----------
    Total minority interest.......................................      93,337
                                                                    ----------
Shareholders' equity:
  Series A cumulative convertible preferred shares................      82,651
  Series B, C and D cumulative redeemable perpetual preferred
   shares.........................................................     204,205
  Common shares, $1 par value.....................................     122,838
  Additional paid-in capital......................................   1,945,323
  Distributions in excess of net earnings.........................    (103,411)
                                                                    ----------
    Total shareholders' equity....................................   2,251,606
                                                                    ----------
    Total liabilities and shareholders' equity....................  $5,019,697
                                                                    ==========

                          ENHANCING SHAREHOLDER VALUE

    We are committed to enhancing shareholder value and we opportunistically take advantage of transactions which we believe will accomplish that objective.

    For example, including 17.5 million common shares repurchased directly from Security Capital in July 2000, we have repurchased a total of 23.6 million common shares, representing 17% of our outstanding common shares, at an average price of $21.39 per share since February 1999. The 17.5 million common share repurchase transaction, together with other sales of our common shares by Security Capital, reduced its ownership position in Archstone to 25.8% of our outstanding common shares (24.6% on a fully diluted basis) at December 31, 2000.

    Additionally, during 2000, we paid dividends of $1.54 per common share, a 4.1% increase over common share dividends paid in 1999. The dividend paid in the fourth quarter of 2000 marks our 100th consecutive quarter of common share dividend payments. We also announced our anticipated 2001 dividend level of $1.64 per share, a 6.5% increase over the 2000 level. Including this announced increase, our annual dividend per share has increased by a total of 156% since 1991.

                                   MANAGEMENT

    We believe that we have several senior executives who possess the leadership, operational, investment and financial skills and experience to oversee the entire operations of our company. We believe that several of our senior officers could serve as the principal executive officer and continue our strong performance. Our management team emphasizes active training and organizational development initiatives for associates at all levels of our company to build long-term management depth and facilitate succession planning.

    Our senior officers are:

      Name                      Title
      ----                      -----
      R. Scot Sellers.........  Chairman and Chief Executive Officer

      Charles E. Mueller, Jr..  Chief Financial Officer

      Richard A. Banks........  Managing Director--West Region

      J. Lindsay Freeman......  Managing Director--East Region

      Richard W. Dickason.....  Senior Vice President--Northeast Investments

      Daniel E. Amedro........  Chief Information Officer

      Dana K. Hamilton........  Senior Vice President--National Operations

      Caroline Brower.........  Senior Vice President--General Counsel and Secretary

                                  UNDERWRITING

    Archstone, Security Capital and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse First Boston Corporation, Legg Mason Wood Walker, Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Smith Barney Inc. are the representatives of the underwriters.

                                                                      Number of
Underwriters                                                            Shares
------------                                                          ----------
Goldman, Sachs & Co..................................................  8,124,895
Credit Suisse First Boston Corporation...............................  6,972,330
Merrill Lynch, Pierce, Fenner & Smith
         Incorporated................................................  3,284,122
Salomon Smith Barney Inc.............................................  3,284,122
Legg Mason Wood Walker, Incorporated.................................  1,670,531
Banc of America Securities LLC.......................................    284,700
Bear, Stearns & Co. Inc. ............................................    284,700
Deutsche Banc Alex. Brown Inc. ......................................    284,700
A.G. Edwards & Sons, Inc. ...........................................    284,700
First Union Securities, Inc. ........................................    284,700
Lehman Brothers Inc. ................................................    284,700
J.P. Morgan Securities Inc. .........................................    284,700
Morgan Stanley & Co. Incorporated....................................    284,700
                                                                      ----------
    Total............................................................ 25,613,600
                                                                      ==========

    If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 3,842,040 shares from Security Capital to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Security Capital. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 3,842,040 additional shares.

Paid by the Selling Shareholder                        No Exercise Full Exercise
-------------------------------                        ----------- -------------
Per Share............................................. $      1.22  $      1.22
Total................................................. $31,331,836  $36,031,612

    Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.73 share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 share from the initial price to public. If all the shares are not sold at the initial price to public, the representatives of the underwriters may change the offering price and the other selling terms.

    Archstone and Security Capital have agreed with the underwriters not to dispose of or hedge any common shares or securities convertible into or exchangeable for common shares during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. This agreement does not apply to any existing employee benefit plans.

    In connection with the offering, the underwriters may purchase and sell common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the selling shareholder in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the underwriters in the open market prior to the completion of the offering.

    The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

    Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of common shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common shares. As a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

    Archstone expects to incur expenses of approximately $120,000 in connection with this offering. Security Capital expects to incur expenses, excluding underwriting discounts and commissions, of approximately $250,000 in connection with this offering.

    Both Archstone and Security Capital have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                           VALIDITY OF COMMON SHARES

    The validity of the common shares offered by this prospectus supplement will be passed upon for us by Mayer, Brown & Platt, Chicago, Illinois, and for the underwriters by Sullivan & Cromwell, New York, New York. Mayer, Brown & Platt and Sullivan & Cromwell will rely upon the opinion of Ballard Spahr Andrews & Ingersoll, LLP with respect to matters of Maryland law.

PROSPECTUS

                          ARCHSTONE COMMUNITIES TRUST

                            35,471,214 Common Shares

                               ----------------

   This prospectus relates to the public offering from time to time of up to 35,471,214 of our common shares of beneficial interest by Security Capital Group Incorporated, which is currently our largest shareholder.

   Our common shares are listed on the New York Stock Exchange under the symbol "ASN".

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                               ----------------


                The date of this prospectus is November 22, 2000

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Forward-Looking Information................................................   2
Archstone Communities Trust................................................   3
Where You Can Find More Information........................................   3
Use of Proceeds............................................................   4
Description of Common Shares...............................................   4
Federal Income Tax Considerations..........................................   8
Selling Shareholder........................................................  17
Plan of Distribution.......................................................  21
Experts....................................................................  21
Legal Matters..............................................................  22

                           FORWARD-LOOKING STATEMENTS

   This prospectus, including the documents we incorporate by reference, contains "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, estimates and projections about the industry and markets in which we operate. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict and many of which are beyond our control. Therefore, actual outcomes and results may differ materially from what is expressed, forecasted or implied in such forward-looking statements. Information concerning expected investment balances, expected funding sources, planned investments and revenue and expense growth assumptions are examples of forward-looking statements. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

                          ARCHSTONE COMMUNITIES TRUST

   Archstone is a real estate operating company focused on the operation, development, acquisition, redevelopment and long-term ownership of apartment communities in markets and sub-markets with high barriers to entry throughout the United States. Our principal focus is to maximize shareholder value by:

  . Owning apartment communities in markets with high barriers to entry, limited new supply and strong economic growth;

  . Generating long-term sustainable growth in cash flow from operations;

  . Creating value through the development of new apartment communities;

  . Managing our invested capital, through the disposition of assets that no longer meet our investment objectives, in an effort to maximize long-term value creation; and

  . Leveraging technology to strengthen our brand position and reputation for quality through superior customer service to our residents.

We were formed in 1963 and are organized as a real estate investment trust under the laws of Maryland. Our principal executive offices are located at 7670 South Chester Street, Englewood, Colorado 80112, and our telephone number is
(303) 708-5959.

                      WHERE YOU CAN FIND MORE INFORMATION

   We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings, including reports, proxy statements and other information, are also available to the public over the Internet at the SEC's web site at http://www.sec.gov. Our outstanding common shares are listed on the New York Stock Exchange and all such reports, proxy statements and other information filed by us with the New York Stock Exchange may be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

   We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the common shares being offered. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. Parts of the registration statement are omitted from the prospectus in accordance with the rules and regulations of the SEC. For further information, your attention is directed to the registration statement. Statements made in this prospectus concerning the contents of any documents referred to herein are not necessarily complete, and in each case are qualified in all respects by reference to the copy of such document filed with the SEC.

   The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act:

  . Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

  . Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31,
    June 30, and September 30, 2000;

  . The description of the common shares contained in our registration statement on Form 8-A, as amended; and

  . The description of the preferred share purchase rights contained in our registration statement on Form 8-A, as amended.

   You should be aware that any statement contained in this prospectus or in a document incorporated by reference may be modified or superseded by a document filed with the SEC at a later date. Any statement which has been modified or superseded shall not be considered to constitute a part of this prospectus.

   You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:

     Secretary
     Archstone Communities Trust
     7670 South Chester Street
     Englewood, Colorado 80112
     (303) 708-5959

   You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale by Security Capital of the common shares. We will pay all expenses of the registration and sale of the common shares, other than selling commissions and fees and share transfer taxes and other than fees and disbursements of counsel for Security Capital.

                          DESCRIPTION OF COMMON SHARES

General

   We are authorized by our Amended and Restated Declaration of Trust, as amended, to issue up to 250,000,000 shares of beneficial interest, par value $1.00 per share, consisting of common shares, preferred shares and such other types or classes of shares of beneficial interest as the board of trustees may create and authorize from time to time. At October 31, 2000 122,484,688 common shares were issued and outstanding and held of record by 3,257 shareholders.

   The following description sets forth the general terms and provisions of the common shares. The statements below describing the common shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the declaration of trust and Amended and Restated Bylaws.

   The outstanding common shares are fully paid and, except as set forth below under "--Shareholder liability," non-assessable. Each common share entitles the holder to one vote on all matters requiring a vote of shareholders, including the election of trustees. Holders of common shares do not have the right to cumulate their votes in the election of trustees, which means that the holders of a majority of the outstanding common shares can elect all of the trustees then standing for election. Holders of common shares are entitled to such distributions as may be declared from time to time by the board of trustees out of funds legally available therefor. Holders of common shares have no conversion, redemption, preemptive or exchange rights to subscribe to any of our securities. In the event of a liquidation, dissolution or winding up of our affairs, the holders of the common shares are entitled to share ratably in our assets remaining after provision for payment of all liabilities to creditors and payment of liquidation preferences and accrued dividends, if any, on our outstanding preferred shares, and subject to the rights of holders of other series of preferred shares, if any. The rights of holders of the common shares are subject to the rights and preferences established by the board of trustees for our outstanding preferred shares and any other series of preferred shares which may subsequently be issued by us.

Purchase rights

   On July 11, 1994, the board of trustees declared a dividend of one preferred share purchase right for each common share outstanding, payable to holders of common shares of record at the close of business on July 21, 1994. The holders of any additional common shares issued after that date and before the redemption or expiration of the purchase rights are also entitled to receive one purchase right for each such additional common share. Each purchase right entitles the holder under various circumstances to purchase from us one one-hundredth of a share of a series of participating preferred shares, par value $1.00 per share, at a price of $60.00 per one one-hundredth of a participating preferred share, subject to adjustment. Purchase rights are exercisable when a person or group of persons acquires 20% or more of the outstanding common shares (49% in the case of Security Capital and its affiliates) or announces a tender offer or exchange offer for 25% or more of the outstanding common shares. Under various circumstances, each purchase right entitles the holder to purchase, at the purchase right's then current exercise price, a number of common shares having a market value of twice the purchase right's exercise price. The acquisition of us pursuant to specific types of mergers or other business transactions would entitle each holder to purchase, at the purchase right's then current exercise price, a number of the acquiring company's common shares having a market value at the time equal to twice the purchase right's exercise price. The purchase rights held by certain 20% shareholders, other than Security Capital, would not be exercisable. The purchase rights will expire on July 21, 2004 and are subject to redemption in whole, but not in part, at a price of $0.01 per purchase right payable in cash, our shares or any other form of consideration determined by the board of trustees.

Transfer agent

   The transfer agent and registrar for the common shares is ChaseMellon Shareholder Services, L.L.C. The common shares are listed on the New York Stock Exchange under the symbol "ASN".

Classified board of trustees

   Under the declaration of trust, the board of trustees is divided into three classes of trustees, designated Class I, Class II and Class III. Each class consists, as nearly as possible, of one-third of the total number of trustees constituting the entire board of trustees. The term of office of each trustee is three years and until his or her successor is elected and qualifies, subject to prior death, resignation or removal. At the 2000 annual meeting of shareholders, Class II trustees were elected; at the 2001 annual meeting of shareholders, Class III trustees will be elected; and at the 2002 annual meeting of shareholders, Class I trustees will be elected. At each succeeding annual meeting of shareholders, beginning in 2003, successors to the class of trustees whose term expires at that annual meeting will be elected. If the authorized number of trustees constituting the board of trustees is changed, any increase or decrease will be apportioned among the classes so as to maintain the number of trustees in each class as nearly equal as possible, and any additional trustee of any class elected to fill a vacancy resulting from an increase in such class will hold office until the next annual meeting of shareholders, but in no case will a decrease in the number of trustees constituting the board of trustees shorten the term of any incumbent trustee. The staggered board provision is designed to provide for a level of continuity of membership in the board of trustees. This continuity provides us with consistency in management and business approach over time. The staggered board provision may have the effect of making it more difficult for a third party to acquire control of us without the consent of the board of trustees.

Restriction on size of holdings of shares

   For us to qualify as a real estate investment trust under the Internal Revenue Code, no more than 50% in value of our shares, after taking into account options to acquire shares, may be owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code to include certain entities and constructive ownership among specified family members, during the last half of a taxable year or during a proportionate part of a short taxable year. Our shares must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year.

   Subject to various exceptions, no holder is permitted to own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 9.8% in number of shares or value of the outstanding shares. The board of trustees, upon receipt of a ruling from the Internal Revenue Service or an opinion of counsel or other evidence satisfactory to the board of trustees and upon such other conditions as the board of trustees may direct, may also exempt a proposed transferee from the ownership limit. The proposed transferee must give written notice to us of the proposed transfer at least 30 days prior to any transfer which, if consummated, would result in the intended transferee owning shares in excess of the ownership limit. The board of trustees may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure our status as a real estate investment trust. Any transfer of shares that would:

     (1) create a direct or indirect ownership of shares in excess of the ownership limit;

     (2) result in shares being beneficially owned by fewer than 100 persons, determined without reference to any rules of attribution, as provided in
  Section 856(a) of the Internal Revenue Code; or

     (3) result in our being "closely held" within the meaning of Section 856(h) of the Internal Revenue Code,

shall be null and void, and the intended transferee will acquire no rights to shares. The foregoing restrictions on transferability and ownership will not apply if the board of trustees determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a real estate investment trust. The declaration of trust excludes Security Capital and its affiliates from the foregoing ownership restriction to the extent that Security Capital beneficially owns 49% or less of our outstanding shares.

   Any shares the purported transfer of which would result in a person owning shares in excess of the ownership limit or cause us to become "closely held" under Section 856(h) of the Internal Revenue Code that is not otherwise permitted as provided above will constitute excess shares. These excess shares will be transferred pursuant to the declaration of trust to a party not affiliated with us who is designated by us as the trustee of a trust for the exclusive benefit of an organization described in Sections 170(b)(1)(A) and 170(c) of the Internal Revenue Code and identified by the board of trustees as the beneficiary or beneficiaries of the trust, until such time as the excess shares are transferred to a person whose ownership will not violate the restrictions of ownership. While these excess shares are held in trust, distributions on such excess shares will be paid to the trust for the benefit of the beneficiary and may only be voted by the trustee for the benefit of the beneficiary. Subject to the ownership limit, the excess shares will be transferred by the trustee at our direction to any person, if the excess shares would not be excess shares in the hands of such person. The purported transferee will receive the lesser of:

     (1) the price paid by the purported transferee for the excess shares, or, if no consideration was paid, fair market value on the day of the event causing the excess shares to be held in trust; and

     (2) the price received from the sale or other disposition of the excess shares held in trust.

   Any proceeds in excess of the amount payable to the purported transferee will be paid to the beneficiary. In addition, such excess shares held in trust are subject to purchase by us for a 90-day period at a purchase price equal to the lesser of:

     (1) the price paid for the excess shares by the purported transferee, or, if no consideration was paid, fair market value at the time of event causing the shares to be held in trust; and

     (2) the fair market value of the excess shares on the date we elect to purchase.

   Fair market value, for these purposes, means the last reported sales price reported on the New York Stock Exchange on the trading day immediately preceding the relevant date, or if not then traded on the New York Stock Exchange, the last reported sales price on the trading day immediately preceding the relevant date as reported on any exchange or quotation systems over or through any exchange or quotation system, then the market price on the relevant date as determined in good faith by the board of trustees.

   From and after the purported transfer to the purported transferee of the excess shares, the purported transferee will cease to be entitled to distributions, other than liquidating distributions, voting rights and other benefits with respect to the excess shares except the right to payment on the transfer of the excess shares as described above. Any distribution paid to a purported transferee on excess shares prior to the discovery by us that such excess shares have been transferred in violation of the provisions of the declaration of trust will be repaid, upon demand, to us, and we will pay any such amounts to the trust for the benefit of the beneficiary. If the foregoing transfer restrictions are determined to be void, invalid or unenforceable by any court of competent jurisdiction, then the purported transferee of any excess shares may be deemed, at our option, to have acted as an agent on our behalf in acquiring such excess shares and to hold such excess shares on our behalf.

   All certificates evidencing shares will bear a legend referring to the restrictions described above.

   All persons who own, directly or by virtue of the attribution provisions of the Internal Revenue Code, more than 5%, or such other percentage between 0.5% and 5%, as provided in the rules and regulations promulgated under the Internal Revenue Code, of the number or value of our outstanding shares must give us a written notice containing certain information by January 31 of each year. In addition, each shareholder is upon demand required to disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares as the board of trustees deems reasonably necessary to comply with the provisions of the Internal Revenue Code applicable to a real estate investment trust, to determine our status as a real estate investment trust, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

   The ownership limitations under the declaration of trust are designed to protect our real estate investment trust status. The limitations could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the common shares might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

Indemnification of trustees and officers

   The Maryland statutory law governing real estate investment trusts permits a real estate investment trust to indemnify or advance expenses to trustees, officers, employees, and agents of the real estate investment trust to the same extent as is permitted for directors, officers, employees and agents of a Maryland corporation under Maryland statutory law. Under the declaration of trust, we are required to indemnify each trustee, officer and employee and may indemnify any agent, to the fullest extent permitted by Maryland law, as amended from time to time, in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she was one of our trustees, officers, employees or agents or is or was serving at our request as a director, trustee, officer, partner, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise or employee benefit plan, from all claims and liabilities to which such person may become subject by reason of service in such capacity and to pay or reimburse reasonable expenses, as such expenses are incurred, of each trustee in connection with any such proceedings. The board of trustees believes that the indemnification provision will enhance our ability to attract and retain superior trustees and officers.

   Additionally, we have entered into indemnity agreements with each of our officers and trustees which provide for reimbursement of all expenses and liabilities of such officer or trustee, arising out of any lawsuit or claim against such officer or trustee due to the fact that he or she was or is serving as an officer or trustee, except for liabilities and expenses the payment of which is judicially determined to be unlawful, liabilities and expenses relating to claims under Section 16(b) of the Securities Exchange Act, or liabilities and expenses relating to judicially determined criminal violations.

Shareholder liability

   Both the Maryland statutory law governing real estate investment trusts and the declaration of trust provide that shareholders shall not be personally or individually liable for any of our debts, acts, omissions or obligations or those of the board of trustees. The declaration of trust further provides that we shall indemnify and hold each shareholder harmless from all claims and liabilities to which the shareholder may become subject by reason of his or her being or having been a shareholder and that we shall reimburse each shareholder for all legal and other expenses reasonably incurred by the shareholder in connection with any such claim or liability, provided that the shareholder gives us prompt notice of any such claim or liability and permits us to conduct the defense of the claim. In addition, we are required to, and as a matter of practice do, insert a clause in our management and other contracts providing that shareholders assume no personal liability for obligations entered into on our behalf. Nevertheless, with respect to tort claims, contractual claims where shareholder liability is not so negated, claims for taxes and certain statutory liability, the shareholders may, in some jurisdictions, be personally liable to the extent that such claims are not satisfied by us. Inasmuch as we carry public liability insurance which we consider adequate, any risk of personal liability to shareholders is limited to situations in which our assets plus our insurance coverage would be insufficient to satisfy the claims against us and our shareholders.

                       FEDERAL INCOME TAX CONSIDERATIONS

   We intend to operate in a manner that permits us to satisfy the requirements for taxation as a real estate investment trust under the applicable provisions of the Internal Revenue Code. No assurance can be given, however, that such requirements will be met. The following is a description of the federal income tax consequences to us and our shareholders of the treatment of us as a real estate investment trust. Since these provisions are highly technical and complex, each prospective purchaser of the common shares is urged to consult his or her own tax advisor with respect to the federal, state, local, foreign and other tax consequences of the purchase, ownership and disposition of the common shares.

   Based upon our representations with respect to the facts as set forth and explained in the discussion below, in the opinion of our counsel, Mayer, Brown & Platt, we have been organized in conformity with the requirements for qualification as a real estate investment trust, and our proposed method of operation described in this prospectus and as represented by management will enable us to satisfy the requirements for such qualification.

   This opinion is based on representations made by us as to certain factual matters relating to our organization and intended or expected manner of operation. In addition, this opinion is based on the law existing and in effect on the date of this prospectus. Our qualification and taxation as a real estate investment trust will depend on our ability to meet on a continuing basis, through actual operating results, asset composition, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Internal Revenue Code discussed below. Mayer, Brown & Platt will not review compliance with these tests on a continuing basis. No assurance can be given that we will satisfy such tests on a continuing basis.

   In brief, if the conditions imposed by the real estate investment trust provisions of the Internal Revenue Code are met, entities such as us, that invest primarily in real estate and that otherwise would be treated for federal income tax purposes as corporations, are allowed a deduction for dividends paid to shareholders. This treatment substantially eliminates the "double taxation" at both the corporate and shareholder levels that generally results from the use of corporations. However, as discussed in greater detail below, such an entity remains subject to tax in certain circumstances even if it qualifies as a real estate investment trust.

   If we fail to qualify as a real estate investment trust in any year, we will be subject to federal income taxation as if we were a domestic corporation for that year and, potentially, one or more subsequent years, and our shareholders will be taxed in the same manner as shareholders of ordinary corporations. In this event, we could be subject to potentially significant tax liabilities, and therefore the amount of cash available for distribution to our shareholders would be reduced or eliminated.

   The board of trustees believes that we have been organized and operated and currently intends that we will continue to operate in a manner that permits us to qualify as a real estate investment trust. There can be no assurance, however, that this expectation will be fulfilled, since qualification as a real estate investment trust depends on our continuing to satisfy numerous asset, income and distribution tests described below, which in turn will be dependent in part on our operating results.

   The following summary is based on the Internal Revenue Code, its legislative history, administrative pronouncements, judicial decisions and United States Treasury Department regulations, subsequent changes to any of which may affect the tax consequences described in this prospectus, possibly on a retroactive basis.

   The following summary is not exhaustive of all possible tax considerations and does not give detailed discussion of any state, local, or foreign tax considerations, nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective shareholder in light of his or her particular circumstances or to various types of shareholders, including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States, subject to special treatment under the federal income tax laws.

Taxation of Archstone

 General

   In any year in which we qualify as a real estate investment trust, in general we will not be subject to federal income tax on that portion of our real estate investment trust taxable income or capital gain which is distributed to shareholders. We may, however, be subject to tax at normal corporate rates upon any taxable income or capital gain not distributed. To the extent that we elect to retain and pay income tax on our net long-term capital gain, shareholders are required to include their proportionate share of our undistributed long-term capital gain in income but receive a credit for their share of any taxes paid on such gain by us.

   Notwithstanding our qualification as a real estate investment trust, we may also be subject to taxation in other circumstances. If we should fail to satisfy either the 75% or the 95% gross income test, which are discussed below, and nonetheless maintain our qualification as a real estate investment trust because other requirements are met, we will be subject to a 100% tax on the greater of the amount by which we fail to satisfy either the 75% test or the 95% test, multiplied by a fraction intended to reflect our profitability. We will be subject to a tax of 100% on net income from any "prohibited transaction," as described below, and if we have net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we will be subject to tax on such income from foreclosure property at the highest corporate rate. For taxable years beginning after December 31, 2000, we will be subject to a tax of 100% on rents from real property, deductions or excess interest that would be reduced on distribution, apportionment, or allocation under Internal Revenue Code section 482, relating to organizations owned or controlled by the same interests, in a redetermination involving an organization considered our taxable real estate investment trust subsidiary. In addition, if we should fail to distribute during each calendar year at least the sum of:

     (1) 85% of our real estate investment trust ordinary income for such year;

     (2) 95% of our real estate investment trust capital gain net income for such year, other than capital gains we elect to retain and pay tax on as described below; and

     (3) any undistributed taxable income from prior years,

We would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. To the extent that we elect to retain and pay income tax on our long-term capital gain, such retained amounts will be treated as having been distributed for purposes of the 4% excise tax.

   A real estate investment trust is permitted to designate in a notice mailed to shareholders within 60 days of the end of the taxable year, or in a notice mailed with its annual report for the taxable year, such amount of undistributed net long-term capital gains it received during the taxable year, which its shareholders are to include in their taxable income as long-term capital gains. Thus, if we made this designation, our shareholders would include in their income as long-term capital gains their proportionate share of the undistributed net capital gains as designated by us and we would have to pay the tax on such gains within 30 days of the close of our taxable year. Each of our shareholders would be deemed to have paid the shareholder's share of the tax paid by us on such gains, which tax would be credited or refunded to the shareholder. A shareholder would increase his tax basis in his shares by the difference between the amount of income to the holder resulting from the designation less the holder's credit or refund for the tax paid by us. We may also be subject to the corporate "alternative minimum tax," as well as tax in various situations and on some types of transactions not presently contemplated. We will use the calendar year both for federal income tax purposes and for financial reporting purposes.

   In order to qualify as a real estate investment trust, we must meet, among others, the following requirements:

 Share ownership test

   Our shares must be held by a minimum of 100 persons for at least 335 days in each taxable year (or a proportional number of days in any short taxable year). In addition, at all times during the second half of each taxable year, no more than 50% in value of our shares may be owned, directly or indirectly and by applying constructive ownership rules, by five or fewer individuals, which for this purpose includes some tax-exempt entities. Any shares held by a qualified domestic pension or other retirement trust will be treated as held directly by its beneficiaries in proportion to their actuarial interest in such trust rather than by such trust. Under the constructive ownership rules, Security Capital's ownership of shares is attributed to its shareholders for purposes of the 50% test. For taxable years beginning after August 5, 1997, if we comply with the Treasury Department regulations for ascertaining our actual ownership and did not know, or exercising reasonable diligence would not have reason to know, that more than 50% in value of our outstanding shares were held, actually or constructively, by five or fewer individuals, then we will be treated as meeting such requirement.

   In order to ensure compliance with the 50% test, we have placed restrictions on the transfer of our shares to prevent additional concentration of ownership. Moreover, to evidence compliance with these requirements under Treasury Department regulations, we must maintain records which disclose the actual ownership of our outstanding shares and such regulations impose penalties against us for failing to do so. In fulfilling our obligations to maintain records, we must and will demand written statements each year from the record holders of designated percentages of our shares disclosing the actual owners of such shares as prescribed by Treasury Department regulations. A list of those persons failing or refusing to comply with such demand must be maintained as a part of our records. A shareholder failing or refusing to comply with our written demand must submit with his or her tax returns a similar statement disclosing the actual ownership of our shares and other information. In addition, the declaration of trust provides restrictions regarding the transfer of shares that are intended to assist us in continuing to satisfy the share ownership requirements. See "Description of common shares--Restriction on size of holdings of shares". We intend to enforce the 9.8% limitation on ownership of shares to assure that our qualification as a real estate investment trust will not be compromised.

 Asset tests

   At the close of each quarter of our taxable year, we must satisfy tests relating to the nature of our assets determined in accordance with generally accepted accounting principles. Where we invest in a partnership or limited liability company taxed as a partnership or disregarded entity, we will be deemed to own a proportionate share of the partnership's or limited liability company's assets. First, at least 75% of the value of our total assets must be represented by interests in real property, interests in mortgages on real property, shares in other real estate investment trusts, cash, cash items, government securities, and qualified temporary investments. Second, although the remaining 25% of our assets generally may be invested without restriction, securities in this class may not exceed either, in the case of securities of any non-government issuer, 5% of the value of our total assets, or 10% of the outstanding voting securities of any one issuer.

   Further, beginning with the calendar quarter ending March 31, 2001, we will be prohibited from owning securities representing more than 10% of either the vote or value of the outstanding securities of any corporation other than a qualified real estate investment trust subsidiary, another real estate investment trust or a "taxable REIT subsidiary," and no more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries. A taxable REIT subsidiary is any corporation for which a joint election has been made by a real estate investment trust and such corporation to treat such corporation as a taxable REIT subsidiary with respect to such real estate investment trust.

   Taxable REIT subsidiaries will be subject to full corporate level taxation on their earnings, but would be permitted to engage in certain types of activities, such as those performed by taxable entities in which we own an interest, which cannot currently be performed by real estate investment trusts or their controlled subsidiaries without jeopardizing their real estate investment trust status. Taxable REIT subsidiaries will be subject to limitations on the deductibility of payments made to the associated real estate investment trust which could materially increase the taxable income of the taxable REIT subsidiary and will be subject to prohibited transaction taxes on certain other payments made to the associated real estate investment trust.

   Under the taxable REIT subsidiary provision, we and any taxable entity in which we own an interest will be allowed to jointly elect to treat such entity as a "taxable REIT subsidiary" for taxable years beginning after December 31, 2000. It is currently anticipated that taxable REIT subsidiary elections will be made for any such entities in which we own an interest. Assuming such elections are made, the taxable REIT subsidiary provision is not expected to have a material adverse effect on us.

 Gross income tests

   There are currently two separate percentage tests relating to the sources of our gross income which must be satisfied for each taxable year. For purposes of these tests, where we invest in a partnership or limited liability company taxed as a partnership or disregarded entity, we will be treated as receiving our share of the income and loss of the partnership or limited liability company, and the gross income of the partnership or limited liability company will retain the same character in our hands as it has in the hands of the partnership or limited liability company. The two tests are as follows:

     1. The 75% Test. At least 75% of our gross income for the taxable year must be "qualifying income". Qualifying income generally includes:

       (1) rents from real property except as modified below;

       (2) interest on obligations secured by mortgages on, or interests in, real property;

       (3) gains from the sale or other disposition of non "dealer property", which means interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of our trade or business;

       (4) dividends or other distributions on shares in other real estate investment trusts, as well as gain from the sale of such shares;

       (5) abatements and refunds of real property taxes;

       (6) income from the operation, and gain from the sale, of "foreclosure property", which means property acquired at or in lieu of a foreclosure of the mortgage secured by such property;

       (7) commitment fees received for agreeing to make loans secured by mortgages on real property or to purchase or lease real property; and

       (8) certain qualified temporary investment income attributable to the investment of new capital received by us in exchange for shares during the one-year period following the receipt of such capital.

   Rents received from a resident will not, however, qualify as rents from real property in satisfying the 75% test, or the 95% gross income test described below, if we, or an owner of 10% or more of our shares, directly or constructively owns 10% or more of such resident. In addition, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. Moreover, an amount received or accrued will not qualify as rents from real property, or as interest income, for purposes of the 75% and 95% gross income tests if it is based in whole or in part on the income or profits of any person, although an amount received or accrued generally will not be excluded from "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Finally, for rents received to qualify as rents from real property, we generally must not furnish or render services to residents, other than through an "independent contractor" from whom we derive no income, except that the "independent contractor" requirement does not apply to the extent that the services provided by us are "usually or customarily rendered" in connection with the rental of apartment units for occupancy only, or are not otherwise considered "rendered to the occupant for his convenience". For taxable years beginning after August 5, 1997, a real estate investment trust is permitted to render a de minimis amount of impermissible services to tenants, and still treat amounts received with respect to that property as rent from real property. The amount received or accrued by the real estate investment trust during the taxable year for the impermissible services with respect to a property may not exceed 1% of all amounts received or accrued by the real estate investment trust directly or indirectly from the property. The amount received for any service or management operation for this purpose shall be deemed to be not less than 150% of the direct cost of the real estate investment trust in furnishing or rendering the service or providing the management or operation. Furthermore, for taxable years beginning after December 31, 2000, we may furnish such impermissible services to tenants through a taxable REIT subsidiary and still treat amounts otherwise received with respect to the property as rent from real property.

   2. The 95% Test. In addition to deriving 75% of our gross income from the sources listed above, at least 95% of our gross income for the taxable year must be derived from the above-described qualifying income, or from dividends, interest or gains from the sale or disposition of stock or other securities that are not dealer property. Dividends, other than on real estate investment trust shares, and interest on any obligations not secured by an interest in real property are included for purposes of the 95% test, but not for purposes of the 75% test. In addition, payments to us under an interest rate swap, cap agreement, option, futures contract, forward rate agreement or any similar financial instrument entered into by us to hedge indebtedness incurred or to be incurred, and any gain from the sale or other disposition of these instruments, are treated as qualifying income for purposes of the 95% test, but not for purposes of the 75% test.

   For purposes of determining whether we comply with the 75% and 95% income tests, gross income does not include income from prohibited transactions. A "prohibited transaction" is a sale of property held primarily for sale to customers in the ordinary course of a trade or business, excluding foreclosure property, unless such property is held by us for at least four years and other requirements relating to the number of properties sold in a year, their tax bases, and the cost of improvements made to the property are satisfied. See "-- Taxation of Archstone--General".

   Even if we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a real estate investment trust for such year if we are entitled to relief under provisions of the Internal Revenue Code. These relief provisions will generally be available if:

     (1) our failure to comply was due to reasonable cause and not to willful neglect;

     (2) we report the nature and amount of each item of our income included in the tests on a schedule attached to our tax return; and

     (3) any incorrect information on this schedule is not due to fraud with intent to evade tax.

   If these relief provisions apply, however, we will nonetheless be subject to a special tax upon the greater of the amount by which we fail either the 75% or 95% gross income test for that year.

 Annual distribution requirements

   In order to qualify as a real estate investment trust, we are required to make distributions, other than capital gain dividends, to our shareholders each year in an amount at least equal to the sum of 95%, or 90% for taxable years beginning after December 31, 2000, of our real estate investment trust taxable income, computed without regard to the dividends paid deduction and real estate investment trust net capital gain, plus 95%, or 90% for taxable years beginning after December 31, 2000, of our net income after tax, if any, from foreclosure property, minus the sum of various items of excess non-cash income.

   Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that we do not distribute all of our net capital gain or distribute at least 95%, or 90% for taxable years beginning after December 31, 2000, but less than 100%, of our real estate investment trust taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be. For taxable years beginning after August 5, 1997, a real estate investment trust is permitted, with respect to undistributed net long-term capital gains it received during the taxable year, to designate in a notice mailed to shareholders within 60 days of the end of the taxable year, or in a notice mailed with its annual report for the taxable year, such amount of such gains which its shareholders are to include in their taxable income as long-term capital gains. Thus, if we made this designation, our shareholders would include in their income as long-term capital gains their proportionate share of the undistributed net capital gains as designated by us and we would have to pay the tax on such gains within 30 days of the close of our taxable year. Each of our shareholders would be deemed to have paid the shareholder's share of the tax paid by us on such gains, which tax would be credited or refunded to the shareholder. A shareholder would increase his tax basis in his shares by the difference between the amount of income to the holder resulting from the designation less the holder's credit or refund for the tax paid by us.

   We intend to make timely distributions sufficient to satisfy the annual distribution requirements. It is possible that we may not have sufficient cash or other liquid assets to meet the 95%, or 90% for taxable years beginning after December 31, 2000, distribution requirement, due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing our real estate investment trust taxable income on the other hand. To avoid any problem with the 95%, or 90% for taxable years beginning after December 31, 2000, distribution requirement, we will closely monitor the relationship between our real estate investment trust taxable income and cash flow and, if necessary, intend to borrow funds in order to satisfy the distribution requirement. However, there can be no assurance that such borrowing would be available at such time.

   If we fail to meet the 95%, or 90% for taxable years beginning after December 31, 2000, distribution requirement as a result of an adjustment to our tax return by the IRS, we may retroactively cure the failure by paying a "deficiency dividend", plus applicable penalties and interest, within a specified period.

 Tax aspects of our investments in partnerships

   A significant portion of our investments are owned through various limited partnerships. We will include our proportionate share of each partnership's income, gains, losses, deductions and credits for purposes of the various real estate investment trust gross income tests and in the computation of our real estate investment trust taxable income and the assets held by each partnership for purposes of the real estate investment trust asset tests.

   Our ownership interest in the partnerships involves special tax considerations, including the possibility of a challenge by the IRS of the status of the partnerships as partnerships, as opposed to associations taxable as corporations, for federal income tax purposes. If a partnership were to be treated as an association, such partnership would be taxable as a corporation and therefore subject to an entity-level tax on its income. In such a situation, the character of our assets and items of gross income would change, which might preclude us from satisfying the real estate investment trust asset tests and gross income tests. See "--Failure to qualify" below, for a discussion of the effect of our failure to meet such tests. Based on our factual representations, in the opinion of Mayer, Brown & Platt, under existing federal income tax law and regulations, Atlantic Multifamily Limited Partnership-I, Archstone Communities Limited Partnership and Archstone Communities Limited Partnership-II will be treated for federal income tax purposes as partnerships, and not as associations taxable as corporations. Such opinion, however, is not binding on the IRS.

 Failure to qualify

   If we fail to qualify for taxation as a real estate investment trust in any taxable year and certain relief provisions do not apply, we will be subject to tax, including applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify as a real estate investment trust will not be deductible by us, nor generally will they be required to be made under the Internal Revenue Code. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and subject to limitations in the Internal Revenue Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, we also will be disqualified from re-electing taxation as a real estate investment trust for the four taxable years following the year during which qualification was lost.

Taxation of our shareholders

 Taxation of taxable domestic shareholders

   As long as we qualify as a real estate investment trust, distributions made to our taxable domestic shareholders out of current or accumulated earnings and profits, and not designated as capital gain dividends, will be taken into account by them as ordinary income and will not be eligible for the dividends-received deduction for corporations. Distributions, and for tax years beginning after August 5, 1997, undistributed amounts, that are designated as capital gain dividends will be taxed as long-term capital gains, to the extent they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the shareholder has held its shares. However, corporate shareholders may be required to treat up to 20% of some capital gain dividends as ordinary income. To the extent that we make distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to the shareholder, reducing the tax basis of a shareholder's shares by the amount of such distribution, but not below zero, with distributions in excess of the shareholder's tax basis taxable as capital gains, if the shares are held as a capital asset. In addition, any dividend declared by us in October, November or December of any year and payable to a shareholder of record on a specific date in any such month shall be treated as both paid by us and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by us during January of the following calendar year. Shareholders may not include in their individual income tax returns any of our net operating losses or capital losses. Federal income tax rules may also require that certain minimum tax adjustments and preferences be apportioned to our shareholders.

   In general, any loss upon a sale or exchange of shares by a shareholder who has held such shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss, to the extent of distributions required to be treated by such shareholder as long-term capital gains.

   Gain from the sale or exchange of shares held for more than one year is taxed at a maximum capital gain rate of 20%. Pursuant to IRS guidance, we may classify portions of our capital gain dividends as gains eligible for the 20% capital gains rate or as unrecaptured Internal Revenue Code Section 1250 gain taxable at a maximum rate of 25%.

   Shareholders should consult their tax advisor with respect to taxation of capital gains and capital gain dividends and with regard to state, local and foreign taxes on capital gains.

 Backup withholding

   We will report to our domestic shareholders and to the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any, with respect to the paid distributions. Under the backup withholding rules, a shareholder may be subject to backup withholding at applicable rates with respect to distributions paid unless such shareholder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be credited against the shareholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify their non-foreign status to us.

 Taxation of tax-exempt shareholders

   The IRS has issued a revenue ruling in which it held that amounts distributed by a real estate investment trust to a tax-exempt employees' pension trust do not constitute unrelated business taxable income. Subject to the discussion below regarding a "pension-held real estate investment trust", based upon the ruling, the analysis in the ruling and the statutory framework of the Internal Revenue Code, distributions to a shareholder that is a tax-exempt entity should also not constitute unrelated business taxable income, provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Internal Revenue Code, and that the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity, and that we, consistent with our present intent, do not hold a residual interest in a real estate mortgage investment conduit.

   However, if any pension or other retirement trust that qualifies under
Section 401(a) of the Internal Revenue Code holds more than 10% by value of the interests in a "pension-held real estate investment trust" at any time during a taxable year, a portion of the dividends paid to the qualified pension trust by such real estate investment trust may constitute unrelated business taxable income. For these purposes, a "pension-held real estate investment trust" is defined as a real estate investment trust if such real estate investment trust would not have qualified as a real estate investment trust but for the provisions of the Internal Revenue Code which look through such a qualified pension trust in determining ownership of stock of the real estate investment trust and at least one qualified pension trust holds more than 25% by value of the interests of such real estate investment trust or one or more qualified pension trusts (each owning more than a 10% interest by value in the real estate investment trust) hold in the aggregate more than 50% by value of the interests in such real estate investment trust.

 Taxation of foreign shareholders

   We will qualify as a "domestically-controlled real estate investment trust" so long as less than 50% in value of our shares is held by foreign persons, for example, nonresident aliens and foreign corporations, partnerships, trusts and estates. We currently anticipate that we will qualify as a domestically controlled real estate investment trust. Under these circumstances, gain from the sale of the shares by a foreign person should not be subject to U.S. taxation, unless such gain is effectively connected with such person's U.S. business or, in the case of an individual foreign person, such person is present within the U.S. for more than 182 days in such taxable year.

   Distributions of cash generated by our real estate operations, but not by the sale or exchange of our communities, that are paid to foreign persons generally will be subject to U.S. withholding tax at a rate of 30%, unless an applicable tax treaty reduces that tax and the foreign shareholder files with us the required form evidencing such lower rate or unless the foreign shareholder files an IRS Form 4224 or IRS Form W-8ECI with us claiming that the distribution is "effectively connected" income. Under applicable Treasury Regulations, foreign shareholders generally must provide the IRS Form W-8ECI in lieu of IRS Form 4224 beginning January 1, 2000 and every three years thereafter unless the information on the form changes before that date. An IRS Form 4224 existing on January 1, 2000 will continue to be effective until December 31, 2000.

   Distributions of proceeds attributable to the sale or exchange by us of U.S. real property interests are subject to income and withholding taxes pursuant to the Foreign Investment in Real Property Tax Act of 1980, and may be subject to branch profits tax in the hands of a shareholder which is a foreign corporation if it is not entitled to treaty relief or exemption. We are required by applicable Treasury Regulations to withhold 35% of any distribution to a foreign person that could be designated by us as a capital gain dividend; this amount is creditable against the foreign shareholder's Foreign Investment in Real Property Tax Act tax liability.

   The federal income taxation of foreign persons is a highly complex matter that may be affected by many other considerations. Accordingly, foreign investors should consult their own advisors regarding the income and withholding tax considerations with respect to their investment.

Other tax considerations

 Investments in taxable subsidiaries

   Any taxable corporations in which we own an interest will pay federal and state income taxes at the full applicable corporate rates on its income prior to payment of any dividends. Such entities will attempt to minimize the amount of such taxes, but there can be no assurance whether or the extent to which measures taken to minimize taxes will be successful. To the extent that such entities in which we invest are required to pay federal, state or local taxes, the cash available for distribution by such companies to their shareholders will be reduced accordingly.

 Possible legislative or other actions affecting tax consequences

   Prospective shareholders should recognize that the present federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations of these laws could adversely affect the tax consequences of an investment in us.

 State and local taxes

   We and our shareholders may be subject to state or local taxation in various jurisdictions, including those in which we or they transact business or reside. The state and local tax treatment of us and our shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the common shares.

   Each prospective purchaser is advised to consult with his or her own tax advisor regarding the specific tax consequences to him or her of the purchase, ownership, and sales of common shares, including the federal, state, local, foreign, and other tax consequences of such purchase, ownership, sale and election and of potential changes in applicable tax laws.

                              SELLING SHAREHOLDER

   Security Capital, including its permitted pledgees, transferees or other successors in interest may from time to time offer and sell any or all of the common shares offered by this prospectus. Our registration of the common shares does not necessarily mean that Security Capital will sell all or any of the shares.

   Security Capital beneficially owns 35,471,214 common shares representing approximately 28.96% of our outstanding common shares. All of such common shares are available for resale under this prospectus. If Security Capital sells all of the common shares covered by this prospectus, it will no longer own any of our outstanding common shares.

   During the past three years, we have had the following material relationships with Security Capital and its affiliates.

 Security Capital Investor Agreement

   We and Security Capital are parties to a Third Amended and Restated Investor Agreement, as amended. The investor agreement provides that, without first having consulted with the Security Capital nominees to the board of trustees, our management may not seek board of trustees approval of:

     (1) our annual budget;

     (2) incurring expenses in any year exceeding

       (a) any line item in the annual budget by the greater of $1,000,000 or 20% and

       (b) the total expenses set forth in the annual budget by 15%;

     (3) the acquisition or sale of any assets in any single transaction or series of related transactions in the ordinary course of our business where the aggregate purchase price paid or received by us exceeds $50 million; and

     (4) entering into any new contract with a service provider

       (a) for investment management, property management or leasing services or

       (b) which reasonably contemplates annual contract payments by us in excess of $2 million.

   We are under no obligation to accept or comply with any advice offered by Security Capital with respect to the foregoing matters.

   Additionally, so long as Security Capital beneficially owns at least 25% of the common shares, Security Capital has the right to approve the following matters proposed by us:

     (1) the issuance or sale of any common shares, including the grant of any rights, options or warrants to subscribe for or purchase common shares or any security convertible into or exchangeable for common shares or the issuance or sale of any security convertible into or exchangeable for common shares, at a price per share less than the fair market value of a common share on the date of that issuance or sale;

     (2) the issuance and sale of any securities that are mandatorily redeemable or redeemable at the option of the holder if, as a result thereof, our fixed charge coverage ratio would be less than 1.4 to 1.0;

     (3) the adoption of any employee benefit plan pursuant to which our shares or any securities convertible into our shares may be issued and any action with respect to the compensation of our senior officers, including the granting or award of any bonuses or share-based incentive awards; and

     (4) the incurrence of any additional indebtedness, including guarantees and including renegotiations and restructurings of existing indebtedness, if, as a result thereof, our interest expense coverage ratio would be less than 2.0 to 1.0.

   The restriction referred to in clause (1) above does not apply to:

       (a) the sale or grant of any options to purchase our shares pursuant to the provisions of any benefit plan approved by our shareholders;

       (b) the issuance or sale of our shares upon the exercise of any rights, options or warrants granted, or upon the conversion or exchange of any convertible or exchangeable security issued or sold, prior to the date of the investor agreement or in accordance with the provisions of the investor agreement;

       (c) the issuance or sale of any of our shares pursuant to any dividend reinvestment and share purchase plan approved by the board of trustees; or

       (d) the issuance, grant or distribution of rights, options or warrants to all holders of common shares entitling them to subscribe for or purchase our shares or securities convertible into or exercisable for our shares.

   The investor agreement also provides that, so long as Security Capital owns at least 10% of our outstanding common shares, we may not increase the number of persons serving on the board of trustees to more than twelve.

   Security Capital also is entitled to designate one or more persons to be nominated for election to the board of trustees depending upon its ownership of common shares. So long as Security Capital owns at least 10% but less than 25% of our outstanding common shares, it is entitled to nominate one person to the board of trustees. So long as Security Capital owns at least 25% of our outstanding common shares, it is entitled to nominate that number of persons as bears approximately the same ratio to the total number of members of the board of trustees as the number of common shares beneficially owned by Security Capital bears to the total number of outstanding common shares. For so long as Security Capital has a right to designate a person to serve on the board of trustees one of such designees is entitled to serve on the Executive and Investment Committee and the Executive Compensation Committee of the board of trustees. Security Capital currently has two nominees on the board of trustees.

   The agreement also restricts Security Capital, or a group of which it is a member, from acquiring in excess of 49% of the common shares subject to various exceptions.

   In addition, the investor agreement provides Security Capital with registration rights pursuant to which Security Capital has requested this registration of all of its common shares. All expenses incurred in the registration of common shares will be borne by us. These expenses include the expenses of preparing the registration statement and prospectus, all printing and photocopying expenses and all registration and filing fees under federal and state securities laws, but do not include any underwriting discounts, commissions or fees or any fees or expenses of counsel for Security Capital. We have also agreed to indemnify Security Capital and its officers, directors and controlling persons, against various liabilities, including liabilities that may arise under the Securities Act.

 Administrative Services Agreement

   We and Security Capital are parties to an Administrative Services Agreement pursuant to which Security Capital provides us with various administrative and other services with respect to aspects of our business, as selected by us from time to time. These services include, but are not limited to, cash management and accounts payable services, internal audit services, real estate research and insurance administration. Fees payable to Security Capital are based upon our specific usage at fixed rates per unit for each service provided. During the first nine months of 2000, we incurred $2.9 million for services rendered under the agreement. During 1999 and 1998, we incurred $5.5 million and $7.9 million, respectively, for services rendered under the agreement. The administrative services agreement has a one-year term and expires on December 31, 2000. The administrative services agreement can be modified or terminated by us, in whole or in part, at any time, subject to the payment of a termination fee equal to the average of the monthly charges for the three months prior to the termination. We expect that we will continue to use various of the services provided by Security Capital during 2001.

 Security Capital Protection of Business Agreement

   In September 1997, we and Security Capital entered into a Protection of Business Agreement which prohibited Security Capital and its affiliates from providing, anywhere within the United States, directly or indirectly, management services to any entity which owns or operates apartment properties. The agreement expired on September 9, 2000.

 Homestead funding

   Pursuant to a funding commitment agreement entered into upon the formation of Homestead Village Incorporated, we agreed to make mortgage loans to Homestead of up to $198.8 million. We fully funded our commitment and received convertible mortgage notes to evidence fundings under the funding commitment agreement in stated amounts of $221.3 million. The notes issued to us were secured by mortgages on 54 properties of Homestead. We recorded $13.6 million in interest income from the mortgage notes during the first nine months of 2000. During 1999 and 1998, we recorded $23.6 million and $22.9 million, respectively, in interest income from the mortgage notes ($22.5 million and $21.9 million, respectively, for purposes of calculating funds from operations). On July 24, 2000, Security Capital exchanged with us 17,479,293 of our common shares held by Security Capital for consideration consisting of the Homestead notes and approximately $178.7 million in cash.

 Homestead Protection of Business Agreement

   We and Homestead are parties to a Protection of Business Agreement, which prohibits us and our affiliates from engaging, directly or indirectly, in the extended-stay lodging business except through Homestead and its subsidiaries. The protection of business agreement also prohibits Homestead from directly or indirectly engaging in the ownership, operation, development, management or leasing of apartment properties. The protection of business agreement does not prohibit us from:

     (1) owning securities of Homestead;

     (2) owning up to 5% of the outstanding securities of another person engaged in owning, operating, developing, managing or leasing extended-stay lodging properties, so long as we do not actively participate in the business of that person;

     (3) owning the outstanding securities of another person, a majority-owned subsidiary, division, group, franchise or segment of which is engaged in owning, operating, developing, managing or leasing extended-stay lodging properties, so long as not more than 5% of that person's consolidated revenues are derived from those properties; and

     (4) owning securities of another person primarily engaged in a business other than owning, operating, developing, managing or leasing extended-stay lodging properties, including a person primarily engaged in business as an owner, operator or developer of hotel properties, whether or not that person owns, operates, develops, manages or leases extended-stay lodging properties.

   The protection of business agreement does not prohibit Homestead from:

     (1) owning our securities or securities of Security Capital;

     (2) owning up to 5% of the outstanding securities of another person engaged in owning, operating, developing, managing or leasing garden-style apartment properties; and

     (3) owning the outstanding securities of another person, a majority-owned subsidiary, division, group, franchise or segment of which is engaged in owning, operating, developing, managing or leasing garden-style apartment properties, so long as not more than 5% of that person's consolidated revenues are derived from those properties.

   The protection of business agreement will terminate in the event of an acquisition, directly or indirectly, by any person or group of associated persons acting in concert, other than us or Security Capital or their respective affiliates, of 25% or more of the outstanding voting stock of Homestead, without the prior written consent of Homestead's board of directors. Subject to earlier termination pursuant to the preceding sentence, the protection of business agreement will terminate on October 17, 2006.

                              PLAN OF DISTRIBUTION

   We will not receive any proceeds from the sale of common shares by Security Capital. Security Capital may sell common shares directly or though broker-dealers or underwriters who may act solely as agents, or who may acquire shares as principals. Common shares may be sold from time to time by Security Capital or by its permitted pledgees, transferees or other successors in interest to Security Capital. The distribution of the common shares may be effected in one or more transactions that may take place through the New York Stock Exchange, including block trades or ordinary broker's transactions, or through broker-dealers acting either as principal or agent, or through privately negotiated transactions, or through an underwritten public offering, or through a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices for cash or other consideration. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by Security Capital in connection with such sales. Additionally, Security Capital may issue common shares upon conversion or exchange of convertible or exchangeable securities issued by Security Capital.

   The aggregate proceeds to Security Capital from the sale of common shares will be the purchase price of the common shares sold less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by us. Security Capital and any dealers or agents that participate in the distribution of the common shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the common shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

   To the extent required, the specific number of common shares to be sold, the names of the selling shareholders, if other than Security Capital, purchase price, public offering price, the terms upon which such securities may be issued, the names of any agent, dealer or underwriter, and any applicable commission or discount with respect to a particular offering will be set forth in any accompanying prospectus supplement.

   Pursuant to the investor agreement described above, we have agreed to bear certain expenses of registration of the common shares under federal and state securities laws (currently estimated to be approximately $325,000) and of any offering and sale hereunder not including certain expenses such as commissions or discounts of underwriters, dealers or agents and fees attributable to the sale of the common shares. We have also agreed to indemnify Security Capital against liabilities, including certain potential liabilities arising under the Securities Act, or to contribute to the payments Security Capital may be required to make in respect thereof.

                                    EXPERTS

   The financial statements and schedule of Archstone Communities Trust as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, have been incorporated by reference in this prospectus and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, which reports are incorporated by reference in this prospectus, and upon the authority of that firm as experts in accounting and auditing. To the extent that KPMG LLP audits and reports on our financial statements issued at future dates, and consents to the use of their report thereon, those financial statements also will be incorporated by reference in the registration statement in reliance upon their report and that authority.

   With respect to our unaudited condensed interim financial information for the periods ended March 31, 2000 and 1999, June 30, 2000 and 1999 and September 30, 2000 and 1999, incorporated by reference in this prospectus, KPMG LLP has reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in our quarterly reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000 and 1999, and
incorporated by reference in this prospectus, state that they did not audit, and they do not express an opinion, on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

                                 LEGAL MATTERS

   Mayer, Brown & Platt, Chicago, Illinois, will provide us with opinions as to the validity of the common shares being offered pursuant to this prospectus, various tax matters related to us and our shareholders and various other legal matters in connection with the securities offered under this prospectus. Mayer, Brown & Platt has in the past represented and is currently representing us and our affiliates, including Security Capital.

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    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                            Page
                                                                            ----
Summary....................................................................  S-1
Risk Factors...............................................................  S-5
The Company................................................................  S-9
Geographic Distribution.................................................... S-10
Investment Strategy........................................................ S-11
Customer-Focused Operations................................................ S-14
Conservative Balance Sheet................................................. S-15
Enhancing Shareholder Value................................................ S-17
Management................................................................. S-17
Underwriting............................................................... S-18
                                                                            S-19
Validity of Common Shares..................................................

                                  Prospectus

Forward-Looking Statements.................................................    2
Archstone Communities Trust................................................    3
Where You Can Find More Information........................................    3
Use of Proceeds............................................................    4
Description of Common Shares...............................................    4
Federal Income Tax Considerations..........................................    8
Selling Shareholder........................................................   17
Plan of Distribution.......................................................   21
Experts....................................................................   21
Legal Matters..............................................................   22

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                               27,878,427 Shares

                                [Archstone Logo]

                     Common Shares of Beneficial Interest

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                                  PROSPECTUS


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                             Goldman, Sachs & Co.

                          Credit Suisse First Boston

                            Legg Mason Wood Walker
                                 Incorporated

                              Merrill Lynch & Co.

                             Salomon Smith Barney

                      Representatives of the Underwriters

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